Jeffrey A. Baumel Partner	jeffrey.baumel@dentons.com D +1 973 912 7189 Dentons US LLP 1221 Avenue of the Americas New York, NY 10020-1089 USA

August 16, 2019

VIA EDGAR

Division of Corporation Finance

Office of Healthcare & Insurance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-1090

Attention: Andi Carpenter

Re:	Arcturus Therapeutics Ltd.

Form 10-K for the Fiscal Year Ended December 31, 2018

Filed March 18, 2019

File No. 001-35932

Dear Ms. Carpenter:

On behalf of our client, Arcturus Therapeutics Holdings Inc., formerly Arcturus Therapeutics Ltd. (the “Registrant”), we are submitting our written response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated August 6, 2019 (the “Comment Letter”) with respect to the Registrant’s Form 10-K for the Fiscal Year Ended December 31, 2018. Set forth below is the Registrant’s response to the Comment Letter. For your convenience, we have reproduced the original comment from the Comment Letter.

Comment: Form 10-K for the Fiscal Year Ended December 31, 2018

Item 7 Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Results of Operations Research and Development Expenses, net , page 70

1. We note from your Overview on pages 7 and 8 that you are developing several product candidates. For each of the years ended December 31, 2017 and 2018 and for the three months ended March 31, 2018 and 2019, please provide us your research and development expenses by product candidate. To the extent that you do not track those expenses by product candidate, provide us by project those costs that you do track by project and, for the remainder of expenses, provide them to us by type.

Response: The Registrant has provided the following additional disclosure concerning the Registrant’s total research and development expenses by category for the three and six month periods ended June 30, 2018 and June 30, 2019 in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2019, filed with the Commission on August 14, 2019 (pages 24-25):

“The following table presents our total research and development expenses by category:

	Three Months Ended June 30,		2018 to 2019		Six Months Ended June 30,		2018 to 2019
(Dollars in thousands)	2019	2018	$ change	% change	2019	2018	$ change	% change
External pipeline development expenses:
LUNAR-OTC (ARCT-810)	$2,100	$725	$1,375	*	$5,830	$1,372	$4,458	*
LUNAR-CF, net	$260	$113	$147	*	$451	$31	$420	*
Discovery technologies	$1,331	$957	$374	39.1%	$1,929	$2,115	$(186)	-8.8%

United States Securities and Exchange Commission Page 2 of 2

External platform development expenses:
Partnered discovery technologies	$386	$561	$(175)	-31.2%	$691	$1,199	$(508)	-42.4%

Total development expenses	$4,077	$2,356	$1,721	73.0%	$8,901	$4,717	$4,184	88.7%

Personnel related expenses	$2,445	$1,467	$978	66.7%	$4,524	$2,800	$1,724	61.6%
Facilities and equipment expenses	$747	$402	$345	85.8%	$1,168	$649	$519	80.0%

Total research and development expenses, net	$7,269	$4,225	$3,044	72.0%	$14,593	$8,166	$6,427	78.7%

*	Greater than 100%

Research and Development Expenses, net

Our development expenses consist primarily of external manufacturing costs, in-vivo research studies performed by contract research organizations, clinical and regulatory consultants, and laboratory supplies related to conducting research and development activities.

Our LUNAR-OTC (ARCT-810) program is expected to achieve IND submission by early 2020. We expect that the program costs will continue to increase as was the case during the three and six-month periods, whereby the programs costs increased by $1.4 million and $4.5 million for the three and six months ended June 30, 2019 as compared to 2018, respectively.

Our Lunar-CF program during the 2017 and 2018 previously reported periods was primarily funded by our Company. As a result of the new CF agreement that was executed during July 2019, we expect that our development efforts and our portion of the costs will increase as we move towards the IND submission expected in late 2020. During the three and six months ended June 30, 2018 as compared to 2017, our costs increased in this program by $0.1 million and $0.4 million, respectively.

Discovery technologies represents our efforts to expand our product pipeline and are expected to continually increase over the near future. During the three months ended June 30, 2019 as compared to 2018, our costs increased by $0.4 million as we focused our efforts on the discovery and development of our next programs. For the six months ended June 30, 2019 as compared to 2018, our expenditures were relatively flat.

Within our platform development expenses, our partnered discovery expenses with our current partners are expected to fluctuate based on the needs of our collaboration partners. During the three and six months ended June 30, 2019 as compared to 2018, the expenses were lower by $0.2 million and $0.5 million, respectively, as a result of the stage of the collaboration partners.

Personnel related expenses increased by $1.0 million and $1.7 million during the three and six months ended June 30, 2019 and 2018, respectively, associated with increased headcount necessary to advance our external pipeline and platform efforts. We expect to continue to expand our headcount as required to meet our plan.

Facilities and equipment expenses increased by $0.3 million and $0.5 million during the three and six months ended June 30, 2019 and 2018, respectively, primarily as a result of higher rent and related costs associated with our new headquarters that we entered during early 2018.”

We further note that the Registrant intends to provide similar disclosure, as appropriate, regarding its research and development expenses by category in the Registrant’s future filings with the Commission.

Should a member of the Staff have any questions or desire further information in connection with this letter, please call the undersigned at Dentons US LLP at (973) 912-7189.

Very truly yours,

/s/ Jeffrey A. Baumel
Jeffrey A. Baumel, Esq.

cc:	Joseph E. Payne
Andrew H. Sassine